# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYANAIR HOLDINGS PLC, CIK 0001038683
CUSIP: 783513203
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: C/O RYANAIR LTD CORPORATE HEAD OFFICE, DUBLIN AIRPORT, COUNTY DUBLIN IRELAND, Ireland (L2), 3538444440
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001088875-21-000042
Filed by CIK 0001088875

## Reporting persons
- BAILLIE GIFFORD & CO: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 38,806,125; shared voting power 0; sole dispositive power 50,982,025; shared dispositive power 0; aggregate amount beneficially owned 50,982,025 (4.8% of the class)

## Item 1. Issuer
Name of issuer: RYANAIR HOLDINGS PLC
Address of issuer's principal executive offices: C/O RYANAIR LTD CORPORATE HEAD OFFICE, DUBLIN AIRPORT, COUNTY DUBLIN IRELAND, IRELAND, 3538444440.

## Item 2. Person Filing
Name of person filing: Baillie Gifford & Co
Address of principal business office or, if none, residence:
Calton Square

1 Greenside Row

Edinburgh

EH1 3AN

Scotland

UK
Citizenship: Scotland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned:
50,982,025
These are held as 12,885,805 ordinary shares and 19,048,110 American Depositary Shares [ADS] with each ADS representing 2 ordinary Shares.
Percent of class: 4.79
Sole power to vote or to direct the vote:
38,806,125
These are held as 11,325,049 ordinary shares and 13,740,538 American Depositary Shares [ADS] with each ADS representing 2 ordinary Shares.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
50,982,025
These are held as 12,885,805 ordinary shares and 19,048,110 American Depositary Shares [ADS] with each ADS representing 2 ordinary Shares.
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BAILLIE GIFFORD & CO: Grant Meikle, Threshold & Transaction Reporting Manager (04/29/2025)